Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264598

PROSPECTUS SUPPLEMENT NO. 11

(To the Prospectus dated May 9, 2022)

Primary Offering of

69,780,665 Shares of Class A Common Stock Issuable Upon the Exchange of New Common
Units and Class V Common Stock

Secondary Offering of

94,278,420 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated May 9, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264598). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 69,780,665 shares of Inspirato Class A common stock, par value $0.0001 per share (“Class A Common Stock”) issuable upon the exchange of an equal number of New Common Units (as defined in the Prospectus) and Inspirato Class V common stock, par value $0.0001 per share (“Class V Common Stock”) held by Continuing Inspirato Members (as defined in the Prospectus). In addition, the Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) of up to 94,278,420 shares of Class A Common Stock (including (i) 30,393,285 shares issued to the Blocker Shareholders (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus), (ii) 2,747,500 Founder Shares (as defined in the Prospectus), (iii) 60,647,438 shares issuable upon the exchange of New Common Units and Class V Common Stock held by certain Continuing Inspirato Members, and (iv) 490,197 shares held by the Sponsor (as defined in the Prospectus)).

Our Class A Common Stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ISPO.” On March 21, 2023, the last reported sales price of our Class A Common stock was $0.95 per share.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2023

Inspirato Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1544 Wazee Street Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 586-7771

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ISPO	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	ISPOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Financial Officer

Effective March 21, 2023, Inspirato Incorporated (the “Company”) appointed Robert Kaiden as the Company’s Chief Financial Officer. Mr. Kaiden will succeed R. Webster Neighbor, whose transition to the Company’s Chief Strategy Officer, upon the appointment of a new chief financial officer,was previously announced on March 15, 2023.

Mr. Kaiden was Chief Accounting Officer at Twitter from June 2015 until November 2022. Mr. Kaiden has served as a member of the board of directors of Away since January 2022. From 1989 to May 2015, Mr. Kaiden served in several roles at Deloitte & Touche LLP, a national auditing firm, including as Audit Partner from 2000 to May 2015. Mr. Kaiden is a certified public accountant and holds a B.A. in Political Science from Hamilton College, an M.S. in Professional Accounting from the University of Hartford and an M.B.A. from The Wharton School of Business at the University of Pennsylvania.

Pursuant to a letter agreement between Mr. Kaiden and the Company, dated March 17, 2023 (the “Offer Letter”), Mr. Kaiden will receive an annual base salary, eligibility to receive an annual target bonus, eligibility to participate in employee benefit or group insurance plans maintained from time to time by the Company, and certain travel benefits with the Company. Mr. Kaiden’s initial base annual salary is $500,000 and his initial annual target bonus is 50% of his base annual salary (provided Mr. Kaiden’s bonus for 2023 will be eligible for a payout equal to 75% of his target bonus and will be payable in the form of restricted stock units (“RSU”)). Additionally, the Offer Letter provides for (i) an initial grant of an annual equity award in 2023 consisting of RSUs covering 1,500,000 shares; 25% of the RSUs subject to the award vest on the one-year anniversary of the date of grant and 1/16th of the RSUs subject to the award vest quarterly thereafter, and (ii) an initial grant of an annual equity award in 2023 consisting of RSUs covering 1,000,000 shares; 50% of the RSUs subject to the award vest on the one-year anniversary of the date of grant and 1/8th of the RSUs subject to the award vest quarterly thereafter, in each case subject to Mr. Kaiden's continued service through each vesting date. Mr. Kaiden will be considered for annual equity awards in each subsequent year commensurate with other similarly situated executives. Mr. Kaiden will also receive a $200,000 signing bonus, subject to being paid back on a prorated basis if Mr. Kaiden leaves within his first year of employment. Under the terms of his Offer Letter, if Mr. Kaiden’s employment is terminated by the Company without cause, then Mr. Kaiden will become eligible to receive the following benefits:

•	an amount equal to the sum of 12 months of his annual base salary and 100% of his annual target bonus; and

•	if a change of control (as such term is defined in the Offer Letter), occurs and Mr. Kaiden’s employment is terminated without cause in connection with such change of control, 50% of Mr. Kaiden’s unvested shares subject to equity awards will vest.

The foregoing description of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference.

Mr. Kaiden also executed the Company’s standard form of indemnification agreement, a copy of which has been filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-39791) filed with the Securities and Exchange Commission on February 14, 2022.

There are no family relationships between Mr. Kaiden and any director or executive officer of the Company that require disclosure under Item 401(d) of Regulation S-K. Other than with respect to his employment with the Company, there are no transactions between Mr. Kaiden or any member of his immediate family, on the one hand, and the Company or any of its subsidiaries, on the other hand, that require disclosure under Item 404(a) of Regulation S-K. Furthermore, there are no arrangements or understandings between Mr. Kaiden and any other persons pursuant to which Mr. Kaiden was selected as Chief Financial Officer.

A copy of the press release announcing Mr. Kaiden’s appointment is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Offer Letter between the Company and Robert Kaiden, dated as of March 17, 2023.

99.1	Press Release dated March 21, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRATO INCORPORATED
Dated: March 21, 2023
	By:	/s/ Brent Handler
Name: Brent Handler
Title: Chief Executive Officer

Exhibit 10.1

March 21, 2023

Robert Kaiden

rkaiden67@gmail.com

Dear Robert,

I am pleased to offer you employment with Inspirato LLC (“Inspirato” or the “Company”) as Chief Financial Offer, effective as of March 21, 2023 (the “Start Date”), reporting to Brent Handler, CEO. This offer letter amends and supersedes the offer letter dated March 17, 2023.

I have outlined the key elements of our employment offer:

•	Annual Salary: $500,000.00. Your position is classified as a salaried, exempt position.

•	Pay Schedule: Semi-monthly (15th and final day).

•	Signing Bonus: You will receive a $200,000.00 signing bonus which will have tax withholding done at the supplemental rate. This bonus is to be paid back to the company on a prorated basis if you leave within your first year of employment.

•	Start Date: March 21, 2023

•	Short Term Incentive Compensation: Beginning in 2024 this position is eligible for the company’s bonus plan at a target bonus percentage of 50% of your annual salary; annual bonuses are calculated based upon company performance metrics and are subject to Board approval.

In 2023, this position is eligible for 75% of the company’s bonus plan at a target bonus percentage of 50% of your annual salary; this bonus will be provided to you in the form of RSU’s and based on board allocation.

•	Equity Compensation: This position is eligible for a one-time new hire equity grant of 1,500,000 shares. You will be eligible for an annual equity grant beginning in 2024, commensurate with other similarly situated executives, through our Equity Incentive Plan. Annual grants are awarded by the Board in Q1 based upon company performance in the year prior. RSU grants vest on a four-year schedule with 1/4 vesting on the one-year anniversary of the grant and 1/16 vesting quarterly thereafter.

This position is eligible for a one-time new hire equity grant of 1,000,000 shares. This RSU grant vests on a two-year schedule with 1/2 vesting on the one-year anniversary of the grant and 1/8 vesting quarterly thereafter.

•	Severance: Your employment at Inspirato will be “at-will.” This means that either you or Inspirato may terminate your employment at any time, with or without cause, with or without notice, and for any reason. The “at-will” term of your employment with Inspirato can only be changed in writing signed by you and the CEO or the CEO’s duly designated representative.

If Inspirato were to terminate your employment without cause, you are eligible for a severance payment equal to twelve (12) months of your base salary and 100% of your annual target bonus upon termination of your employment.

•	Change of Control: If the Company changes ownership, defined as an individual, entity or mor than one (1) person or entity acting as a group acquiring more than 50% of the total voting power of Company stock, AND your employment is terminated without cause in connection with the changes in ownership, the following shall occur:

o       50% of your unvested shares will vest; and

o       You will receive all severance benefits as referenced in this letter

•	Company Health Benefits: You will be eligible for the comprehensive group medical, dental, and vision plans, in addition to participation in our flexible spending accounts, subject to plan terms. Based on the plan you choose, the company may contribute up to 90% of the cost of your monthly premiums. In addition, you are eligible for employer paid benefits such as life insurance, short-term disability and long-term disability. You will be eligible for health and welfare benefits on 1st of the Month Following Start Date.

•	Retirement Plan 401(K): You will be automatically enrolled at a deferral rate of 6% in the company 401K plan, unless you choose to opt-out of the program. Inspirato will match 50% of your contribution up to 6% of your eligible pay (e.g., 3%) with immediate 100% vesting. This match has a $1,500.00 per employee, per year cap.

•	Paid Time Off: At Inspirato, we believe in taking personal responsibility for managing and balancing our individual time off with our workload and results. Instead of accruing or being granted a specific number of days per year, employees have the flexibility to manage their time out of the office (for example, vacation and sick time) on their own, subject to manager approval.

•	Holidays: The following eight (8) holidays will be observed: New Year’s Day, President’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving and Christmas Day.

•	Inspirato Employee Familiarization Travel Program: Employees in good standing are eligible for the Employee Familiarization Travel Program following three (3) consecutive months of employment. This program provides you up to one seven (7) day reservations in an eligible Inspirato property per your employment calendar year – subject to seasonal property demands and the company Employee Familiarization Travel Program Terms and Conditions.

•	Executive Travel Benefit: This benefit provides you $75,000 in value of property use per year subject to the Executive Travel Benefit Policy as attached.

•	Proprietary Rights and Inventions Agreement: The Company requires a signed PRIA from all employees.

•	Expenses: All pre-approved travel andv company-related expenses paid by the company.

On your first day of employment, Inspirato will provide additional information about the company’s objectives and policies, benefit programs, general employment conditions and completion of employment and benefit forms. To fulfill federal identification requirements, you should bring documentation to support your identity and eligibility to work in the United States. The types of acceptable documentation are listed on the Form I-9 of the Immigration and Naturalization Service. Please contact People Operations if you have any questions about which documents are acceptable to verify your identity and eligibility to work in the United States. Failure to provide appropriate documentation within 72 hours of hire will result in immediate termination of employment in accordance with the terms of the IRCA.

This offer is not to be considered a contract guaranteeing employment for any specific duration. As an at will employee, both you and the Company have the right to terminate your employment at any time, for any reason, with or without cause. In addition, the Company reserves the right to modify any elements of this offer at any time as the business needs change.

This offer letter provides detailed information concerning our total compensation and benefit programs in effect as of your expected Start Date. If you have any questions concerning the benefits for which you will be eligible, please feel free to contact the People Operations team, otherwise please sign and return this letter to Danielle Probst at dprobst@inspirato.com with a courtesy copy to Brent Handler at brent@inspirato.com. This offer shall remain open until 5:00pm MST five days after receipt.

Sincerely,

/s/ Brent Handler
Brent Handler
CEO
Inspirato LLC

By signing below, I acknowledge that I have read and understand this offer of employment, and further agree to all of the provisions set forth above. Further, I understand that my employment is contingent upon successful completion of all pre-employment screening and other similar requirements, execution of the Company’s form of Proprietary Rights and Inventions Assignment Agreement, and any other terms, conditions and/or contingencies imposed on me by the Company during my employment. Finally, I understand and agree that my position with Inspirato is at-will, and that no statement or promise regarding my employment will alter the at-will nature of my position, unless provided to me in writing and signed by an officer of the Company.

/s/ Robert Kaiden	3/21/2023
Robert Kaiden	Date

Exhibit 99.1

Inspirato Announces Appointment of

Former Twitter Executive as Chief Financial Officer

DENVER, March 21, 2023 (GLOBE NEWSWIRE) -- Inspirato Incorporated (“Inspirato” or the “Company”) (NASDAQ: ISPO), the innovative luxury travel subscription brand, today announced the appointment of Robert Kaiden as Chief Financial Officer, effective immediately.

Mr. Kaiden was most recently with Twitter, where he served as Chief Accounting Officer from June 2015 to November 2022, helping lead a period of scaling, business model transformation, and international expansion. From 1989 to May 2015, Mr. Kaiden served in several roles at Deloitte & Touche LLP, a national auditing firm, including as Audit Partner from 2000 to May 2015. In addition to managing audit accounts with large public companies at Deloitte, he also held significant operational roles and served as Chief of Staff to the CEO of Audit. Mr. Kaiden has served as a member of the board of directors of travel lifestyle brand Away since January 2022.

“We are thrilled to welcome Robert to Inspirato,” said Brent Handler, Co-Founder and Chief Executive Officer, Inspirato. “He is an accomplished senior financial management executive with deep technical accounting, controls, and financial operations experience at a Fortune 500 company. We are confident his proven leadership and extensive expertise will benefit our growing team of exceptional Finance and Accounting professionals.”

“I am delighted to join Inspirato as it continues to lead a revolution in luxury travel,” said Mr. Kaiden. “With its seasoned executive team, beautiful brand, and innovative travel subscription offerings, I believe the Company is well-positioned to capture more and more share of wallet among affluent travelers. I look forward to becoming part of the Inspirato family and helping to grow the business as it delivers unforgettable experiences for Inspirato subscribers.”

Mr. Kaiden is a certified public accountant and holds a B.A. in Political Science from Hamilton College, an M.S. in Professional Accounting from the University of Hartford, and an MBA from The Wharton School of Business at the University of Pennsylvania.

About Inspirato

Inspirato is a luxury travel subscription company that provides access to a managed and controlled portfolio of hand-selected vacation options, delivered through an innovative model designed to ensure the service and certainty that affluent customers demand. The Inspirato portfolio includes branded, controlled luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2022, Inspirato introduced Inspirato for Good, an easy-to-use platform that delivers high-value fundraising results for nonprofit organizations, and Inspirato for Business, a comprehensive turnkey solution that enables companies to leverage luxury travel to recruit, reward, and retain employees. For more information, visit  www.inspirato.com and follow @inspirato on Instagram, Facebook, Twitter, and LinkedIn.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities law. Forward-looking statements can be identified by words such as: “believe,” “can”, “expected,” “will” or the negative of these words or other similar expressions that concern expectations, strategy, priorities, plans, or intentions. Examples of forward-looking statements include, among others, statements we make regarding growth prospects and product development.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those indicated in the forward-looking statements include, but are not limited to, risks detailed in Inspirato’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in its Annual Report on Form 10-K filed with the SEC on March 15, 2023 and subsequent filings with the SEC.

Any forward-looking statement made by Inspirato in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Relations
communications@inspirato.com

Investor Relations
ir@inspirato.com